SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file number 1-6152

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMPLOYEE SAVINGS AND INVESTMENT PLAN OF

THE BANK OF NEW YORK COMPANY, INC.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BANK OF NEW YORK COMPANY, INC.

One Wall Street

New York, New York 10286

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm

99	Report of Independent Registered Public Accounting Firm, financial statements, notes to financial statements, and supplemental schedule

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEE SAVINGS AND INVESTMENT PLAN OF THE BANK OF NEW YORK COMPANY, INC.

BY:

/s/ Russell P. Wellinger
Russell P. Wellinger
Managing Director

/s/ James W. Leong
James W. Leong
Managing Director

/s/ John M. Dowd
John M. Dowd
Managing Director

Dated:

June 28, 2007